A4
4/19/2002

02022894

C 4/18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38287

SEC MAIL PROCESSING RECEIVED
APR 16 2002
WASHINGTON, D.C. 164 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F1 Trading.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 535
(No. and Street)

D

Garden City, (City) New York (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Vaccaro 516-222-0606
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giovanniello & Udell, LLP
(Name — *if individual, state last, first, middle name*)

100 Merrick Road, Suite 206W, Rockville Centre, NY 11570
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A4
4/19/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Charles Vacarro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F1 Trading.com, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

MICHAEL FINKELSTEIN
Notary Public, State of New York
No. 02FI5041035
Qualified in Nassau County
Commission Expires Mar. 27 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

F1 TRADING.COM, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

F1 TRADING.COM, INC.

Table of Contents

GIOVANNIELLO & UDELL, LLP

Certified Public Accountants

100 Merrick Road • Suite 206 West • Rockville Centre, NY 11570
516-887-8414 Fax 887-0574

To the Officers and Directors of
F1 Trading.com, Inc.
600 Old Country Road
Garden City, NY 11530

Gentlemen:

We have audited the accompanying statement of financial condition of F1 Trading.com, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of F1 Trading.com, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Giovanniello + Udell LLP

GIOVANNIELLO AND UDELL, LLP
Rockville Centre, New York 11570
February 24, 2002 (April 9, 2002 as to Note 4)

F1 TRADING.COM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$74,269
Due from clearing broker	3,065
Deposit – clearing broker	26,213
Security deposit	17,588
Deferred tax benefit	53,305
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $118,043	74,091
Total assets	$248,531
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$110,851
Corporate income tax payable	996
Total liabilities	111,847
Stockholders' equity:	
Common stock, $9.565 par value authorized 2,300 shares, 2,300 issued and outstanding	22,000
Paid in capital	187,215
Retained deficit	(72,531)
Total stockholders' equity	136,684
Total liabilities and stockholders' equity	$248,531

See accompanying notes and accountant's report

F1 TRADING.COM, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$2,120,299
Expenses:	
Employee compensation	371,281
Commissions and clearing costs	655,790
Communications	246,158
Other expenses	1,020,204
Total expenses	2,293,433
Net loss before income taxes	(173,134)
Income taxes–benefit	(45,736)
Net loss	($127,398)

See accompanying notes and accountant's report

F1 TRADING.COM, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	$22,000	$187,215	($22,133)	$187,082
Capital contributions			120,000	120,000
Capital withdrawals			(43,000)	(43,000)
Net loss			(127,398)	(127,398)
Balance, December 31, 2001	$22,000	$187,215	($72,531)	$136,684

See accompanying notes and accountant's report

F1 TRADING.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($127,398)
Adjustment to reconcile net income to cash provided by operating activities:	
Depreciation	31,310
(Increase) decrease in assets:	
Due from clearing broker	10,722
Deposit – clearing broker	(300)
Deferred income tax–benefit	(47,511)
Prepaid expenses	28,060
Corporate income tax receivable	1,484
Increase (decrease) in liabilities	
Accounts payable	(23,684)
Commissions payable	(15,736)
Corporate taxes payable	996
Net cash used by operating activities	(142,057)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(5,000)
Net cash used by investing activities	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contributions	120,000
Capital withdrawels	(43,000)
Net cash provided by financing activities	77,000
NET INCREASE (DECREASE) IN CASH	(70,057)
CASH, January 1, 2001	144,326
CASH, December 31, 2001	$74,269

See accompanying notes and accountant's report

F1 TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Nature of Business

F1 Trading.com, Inc. (the "Company") was incorporated in the State of California on May 4, 1987. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). On November 30, 1999, the Company changed its name from Gold Country Securities, Inc. to F1 Trading.com, Inc.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c 3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers kept by the Company.

The Company entered into an agreement with a management services firm (the "Firm") as of January 1, 2001 whereby the Firm will provide, on the Company's behalf, all office services for a period of one year, renewable on an annual basis.

2. Summary of Significant Accounting Policies

<u>Revenue Recognition</u>
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

<u>Income Taxes</u>
The Company accounts for income taxes under the provisions of Statement of Financial Standards No. 109 under which deferred income taxes are created by income and expense items reported in different periods for financial accounting and tax purposes.

F1 TRADING.COM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

2. **Summary of Significant Accounting Policies (continued)**

Furniture and Equipment

Furniture and equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on the accelerated cost recovery method over an estimated useful life of five to seven years. Leasehold improvements are depreciated over its estimated useful life of 39 years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had a net capital deficiency of $8,300 and a deficiency of the minimum net capital requirement of $20,756.

4. **Subsequent Event**

The Company was a party to a pending arbitration, which was settled on March 11, 2002 in the amount of $40,000. The outstanding balance as of the duel report date was $20,000 to be paid $10,000 on or before September 1, 2002 and $10,000 on or before March 1, 2003.

F1 TRADING.COM, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2001

Net capital	
Total stockholders' equity	$136,684
Less non-allowable assets:	
Deferred tax benefit	53,305
Furniture, equipment and leasehold improvements, net	74,091
Security deposit	17,588
Total non-allowable assets	144,984
Net capital defeciency	(8,300)
Less: minimum net capital requirement	12,456
Remainder: defeciency of minimum net capital requirement	($20,756)
Aggregate indebtedness:	
Accounts payable	$110,851
Corporate tax payable	996
Contingent liability on judgement	75,000
Total aggregate indebtedness	$186,847
Capital ratio:	
Aggregate indebtedness	$186,847
Divided by: net capital defeciency	(8,300)
Ratio: aggregate indebtedness to net capital	N/A

F1 TRADING.COM, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3–1
AS OF DECEMBER 31, 2001

Net capital per brokers unaudited part IIa filling as of December 31, 2001	$22,880
Plus audit adjustments:	
Reduction in accrual on judgement	10,000
Settlement between parties of arbitration not included as a liability on 12/31/01 focus report	(40,000)
Accrual of corporate income taxes	(1,180)
Net capital defeciency	($8,300)

GIOVANNIELLO & UDELL, LLP

Certified Public Accountants

100 Merrick Road • Suite 206 West • Rockville Centre, NY 11570
516-887-8414 Fax 887-0574

To the Officers and Directors of
F1 Trading.com, Inc.
600 Old Country Road
Garden City, New York 11530

Gentlemen:

In planning and performing our audit of the financial statements of F1 Trading.com, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3.The Company is exempt from Rule 15c3-3 according to Section K.2.ii and is in full compliance of such rule, as of December 31, 2001 and we are not aware of any facts that have come to our attention, that would indicate that this exemption has not been complied with during the period since our last examination. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, procedures and practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Sec's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use and disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in a normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that

practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

GIOVANNIELLO AND UDELL, LLP
Certified Public Accountants (NY)
Rockville Centre, NY
February 24, 2002